Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

December 19, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.
Supplement to Registration Statement on Form S-1
File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated December 14, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

Scott R. Baldwin

Executive Vice President/Director

Price Asset Management, Inc.

General Partner for Price Fund I, L.P.

312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM ,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL

FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

December 14, 2006

Dear Investor,

The net asset value of a unit as of October 31, 2006 was $859.72, down 1.59% from $873.65 per unit as of September 30, 2006. Since January 1, 2006 the fund is down 11.46%.

Energies, stock indices and soft commodity markets produced profits, but it was not enough to overcome the lack of consensus over interest rate direction and the overall health of the U.S. economy.

Interest Rates: Global fixed income positions suffered as prices slowly deteriorated during the month. The weak U.S. housing sector, which has been expected to lead to higher jobless rates and reduced consumer spending, confounded the credit markets. Bullish sentiment quickly shifted early in the month following the U.S. payroll figures. Sharp upward revisions to the previous two months’ totals persuaded traders to rethink their expectations for a cut in interest rates. The shakeout continued for three weeks, until the Fed again declared that inflation anxiety was easing. Bond prices rallied, inflicting more pain on the already battle weary traders and investors.

Currencies: Foreign currency trading was slightly unprofitable. Currency futures spent the majority of the month tracking interest rates. The dollar generally improved for the large part of the month as interest rates increased and then fell sharply as prospects for a slowing economy came to front. The relatively dovish late-month tone from the Federal Open Market Committee together with tough comments on inflation and interest rates from European Central Bank official’s pushed the U.S. currency to a three week low. Positions in the Australian dollar and British pound were the largest winners, while trading in the Euro currency, Swiss franc and Canadian dollar offset those gains. Yen positions lost slightly when the currency posted gains as traders prepared for the Bank of Japan’s policy meeting. Speculation was that the BOJ would nudge up interest rates.

Metals: The partnership was absent from precious metals trading, but was fortunate to have a long winning position in the London zinc market.

Stock Indices: The Dow Jones Industrial Average posted all-time new highs during October, dragging most global stock indices along for the ride. The S&P, NASDAQ, All Ordinary Share Index, Hang Seng, DJ Euro Stoxx and FTSE also moved to higher ground on the heels of solid corporate profits and lower global inflation expectations The partnership profited from long positions in most of this market sector.

Meats, Softs and Lumber: Lumber prices gave back some ground from last month’s impressive showing. Improving economic fundamentals and a dovish Fed sparked short covering. Those losses however, were offset by marked to market gains in long orange juice and short cotton positions. Orange juice fundamentals continue to be bullish. Inventories have shriveled and could potentially tighten this season. Prices are holding just shy of the psychologically important $2.00 level. This market has had an incredible two-year run, in which prices have more than doubled. Cotton experienced strong selling near month’s end. Fundamentally, demand for U.S. cotton still remains weak and will do so with the absence of a dominant buyer.

Energies: Short positions in crude oil, unleaded gasoline, and heating oil produced modest profits. OPEC made good on market speculation, announcing they would cut production of crude oil by 1.2 million barrels per day. Subsequently the petroleum complex treaded lower on disbelief and concerns of increased stockpiles and lessening demand, On October 24th crude had its biggest fall in more than a year and heating oil tumbled to a 15-month low. Short positions in natural gas pared back some energy profits. Marked-to-market positions rose following weather reports calling for longer than expected cold snap in the Midwest and Northeast.

Grains: The partnership was largely uninvolved in the grains markets, although extreme volatility was the rule for October in corn and soybeans.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

Walter Thomas Price, III

Price Asset Management, Inc.

General Partner of the

Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A        Chicago, IL 60604            312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending October 31, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$(6,842.34)
Change in Unrealized Gain/(Loss)	6,122.04
Gain/(Loss) on Other Investments	898.70
Brokerage Commission	(2,754.09)

Total Trading Income	$(2,575.69)

Expenses
Audit Fees	$13,666.67
Administrative and Legal Fees	6,333.33
Management Fees	2,516.02
Incentive Fees	0.00
Other Expenses	2,385.00
Trailing Commissions	1,773.75

Total Expenses	$26,674.77
Interest Income	$5,834.83

Net Income(Loss) for the Period	$(23,415.63)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

	Total Fund	YOUR INVESTMENT	Value
		Units
Beginning of Month	$1,468,259.90	1,680.2980	$1,468,259.90
Addition	0.00
Withdrawal	(21,270.60)	(24.7412)	$(21,270.60)
Net Income/(Loss)	(23,415.63)		(23,415.63)

Month End	$1,423,573.67	1,655.5568	$1,423,573.67

Month End NAV Per Unit	$859.72

Monthly Rate of Return	-1.59%
Year to Date Rate of Return	-11.46%

To the best of our knowledge, this statement is accurate and complete:

By
Walter Thomas Price, III General Partner of Price Fund I, L.P.